EXHIBIT 4.21

Bonus Schedule Board Members 2004

(“Tantiemeregelung”)

Bonus Schedule 2004

12 monthly base salaries

Bonus Schedule

On achievement of target:

> 98%	Bonus equal to	12 monthly salaries
> 96%		11
> 94%		10
> 92%		9
> 90%		8
> 88%		7
> 86%		6
> 84%		5
> 82%		4
> 80%		3
> 78%		2
> 76%	Bonus equal to	1 monthly salary

Accelerator for overachievement: 3 % of the target achievement excess > € 1.88 billion.

The target for 2004 is as follows:

The “operating income of the SAP Group excluding costs for share-based compensation programs and acquisition-related expenditures” (pro forma operating income) with a (100%) target value of € 1.88 billion will form the basis for the 2004 bonus schedule. For the purposes of determining the calculation base for bonuses, a rise in ACTUAL value will be linked with software revenue growth: Software revenue growth of up to +10% will result in an increase of € 10 million for each 1%, and thereafter in an increase of € 20 million for each 1%.